UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

Loan Modification Agreement

On May 31, 2017, Affimed drew down the second tranche of its term loan facility with Silicon Valley Bank (“SVB”) in an amount of €2.5 million. Affimed issued 53,395 warrants to SVB in connection with such drawdown. Also on May 31, 2017, Affimed and SVB entered into a loan modification agreement (the “Modification Agreement”) to amend the terms of the existing loan agreement to provide for a third tranche of up to €2.5 million (“Tranche 3”), which may be drawn on or before September 30, 2017, contingent on the satisfaction by such date of certain conditions as set forth in the Modification Agreement. In connection with any such drawdown of Tranche 3, Affimed would also be obligated to grant SVB warrants to purchase Affimed’s common shares in an amount equal to 9.5% of the dollar amount drawn under Tranche 3 divided by the price per common share, as determined pursuant to the loan agreement. The Modification Agreement also provides that the term loan will mature on May 31, 2020.

INCORPORATION BY REFERENCE

Exhibits 10.1, 99.1 and 99.2 to this Report on Form 6-K, as well as the text above under the heading “Loan Modification Agreement,” shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Numbers 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, August 1, 2017.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Loan Modification Agreement dated May 31, 2017
99.1	Affimed N.V. Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2017
99.2	Affimed N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Affimed N.V. Press Release dated August 1, 2017